CUSIP No. 883906406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

ThermoEnergy Corporation
 (Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

883906406
(CUSIP Number)

Joseph P. Bartlett
The Law Offices of Joseph P. Bartlett, A Professional Corporation
1900 Avenue of the Stars, 19th Fl.
Los Angeles, CA 90067
(310) 201-7553

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

November 12, 2009
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 883906406

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Gelbaum, Trustee, The Quercus Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 33,210,834
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 33,210,834
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,210,834
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.6% (1)
14		TYPE OF REPORTING PERSON* IN
__________
(1)           Based on 79,825,117 shares of Common Stock, par value $0.001 per share (“Common Stock”) outstanding, calculated in accordance with Rule 13d.

CUSIP No. 883906406

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Monica Chavez Gelbaum, Trustee, The Quercus Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 33,210,834
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 33,210,834
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,210,834
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.6% (1)
14		TYPE OF REPORTING PERSON* IN
__________
(1)           Based on 79,825,117 shares of Common Stock, par value $0.001 per share (“Common Stock”) outstanding, calculated in accordance with Rule 13d.

CUSIP No. 883906406

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Quercus Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 33,210,834
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 33,210,834
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,210,834
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.6% (1)
14		TYPE OF REPORTING PERSON* OO
__________
(1)           Based on 79,825,117 shares of Common Stock, par value $0.001 per share (“Common Stock”) outstanding, calculated in accordance with Rule 13d.

CUSIP No. 883906406

Item 1.                      Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on December 31, 2007 and prior amendments thereto (the “Prior Schedules”).  Capitalized terms used in this Amendment No. 4 but not otherwise defined herein have the meanings given to them in the Prior Schedules.  Except as otherwise set forth herein, this Amendment No. 4 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 5.                      Interest in Securities of the Issuer

(a) As of the date of this Amendment No. 4, the Reporting Persons beneficially own 33,210,834 shares of Common Stock.  This represents a sum of (i) 6,924,167 shares of Common Stock (ii) currently exercisable warrants to purchase up to a total of 14,000,000 shares of Common Stock at an exercise price of $0.36 per share, (iii) currently exercisable warrants to purchase up to 1,120,000 shares of Common Stock at an exercise price of $0.50 per share, and (iv) currently convertible 8% Secured Convertible Promissory Notes with an aggregate principal balance of $2,680,000, with a conversion price of $0.24 per share.  The foregoing represents a beneficial ownership of 41.6% of the currently issued and outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as reported on the Issuer’s 10-K filed on October 8, 2009 and after giving effect to the conversion of the above-described notes and exercise of the above-described warrants).

This Amendment No. 4 is being made to disclose that, in addition to the securities of the Reporting Persons disclosed in the Prior Schedules, the Reporting Persons acquired 257,500 shares of Common Stock in brokered transactions in 2007, which transactions were not reported in the Prior Schedules due to an oversight. The Reporting Persons hereby report such open market purchases below:

Date	Number of Shares	Price Per Share

2007-07-23	8,000	$ 1.6777
2007-07-24	5,000	$ 1.6589
2007-07-25	10,000	$ 1.6622
2007-07-26	7,500	$ 1.7000
2007-07-27	7,500	$ 1.6600
2007-07-30	17,500	$ 1.5857
2007-07-31	10,000	$ 1.4714
2007-08-01	5,000	$ 1.4700
2007-08-03	250	$ 1.3600
2007-08-02	5,000	$ 1.4700
2007-08-06	200	$ 1.5200
2007-08-07	6,000	$ 1.4600
2007-08-08	7,500	$ 1.4600
2007-08-09	2,000	$ 1.4500
2007-08-10	1,500	$ 1.4100
2007-08-13	2,000	$ 1.4100
2007-08-14	12,550	$ 1.3321
2007-08-15	2,000	$ 1.3400

CUSIP No. 883906406

Date	Number of Shares	Price Per Share

2007-08-16	3,500	$ 1.3000
2007-08-17	7,500	$ 1.3600
2007-08-20	300	$ 1.3100
2007-08-21	2,000	$ 1.3000
2007-08-22	92,500	$ 1.1059
2007-08-23	2,500	$ 1.2650
2007-08-24	1,500	$ 1.2550
2007-08-27	3,000	$ 1.3100
2007-08-28	3,000	$ 1.2906
2007-08-29	1,500	$ 1.2700
2007-08-30	2,000	$ 1.2300
2007-09-04	500	$ 1.2100
2007-09-05	3,000	$ 1.2299
2007-09-06	1,500	$ 1.2696
2007-09-07	200	$ 1.2800
2007-09-10	4,000	$ 1.2559
2007-09-11	6,000	$ 1.1683
2007-09-12	7,500	$ 1.1639
2007-09-13	3,500	$ 1.0799
2007-09-17	500	$ 1.1100
2007-09-14	2,000	$ 1.1093

(b) The Reporting Persons have shared voting and dispositive power with respect to 33,210,834 shares of Common Stock.  Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over shares of Common Stock beneficially owned by the Trust.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

Item 7.                      Material to Be Filed as Exhibits

EXHIBIT A:  AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 4 TO SCHEDULE 13D

CUSIP No. 883906406

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: November 16, 2009	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 883906406

Exhibit A

Agreement Regarding Joint Filing of Amendment No. 4 to Schedule 13D

The undersigned agree that the Amendment No. 4 to Schedule 13D with respect to the Common Stock of ThermoEnergy Corporation is a joint filing being made on their behalf.

Dated: November 16, 2009	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum , as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust